

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 10, 2010

Mr. William G. Forhan
 Chief Executive Officer
CASINO PLAYERS, INC.
24 N. Commerce Parkway, Suite 105
Weston, Florida 33326

> **Re:** **Casino Players, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 19, 2010**
> **File No. 333-138251**

Dear Mr. Forhan:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Beverly A. Singleton
Staff Accountant